SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 5, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

Nokia stock exchange release dated September 5, 2008: Nokia lowers its third quarter 2008 mobile device market share outlook

STOCK EXCHANGE RELEASE

September 5, 2008

Nokia Corporation

Stock exchange release

September 5, 2008 at 15.00 (CET+1)

Nokia lowers its third quarter 2008 mobile device market share outlook

Espoo, Finland – Nokia today updated its mobile device market share outlook for the third quarter 2008. Nokia now expects its mobile device market share in the third quarter 2008 to be lower than in the second quarter 2008. This compares to Nokia’s earlier estimation provided in the second quarter results announcement on July 17, 2008, when the company said it expected its mobile device market share in the third quarter 2008 to be approximately at the same level sequentially.

Nokia continues to target an increase in its market share in mobile devices for the full year 2008.

Nokia expects the overall mobile device market in 2008 to be impacted by the weaker consumer confidence in multiple markets. However, Nokia continues to expect industry mobile device volumes in 2008 to grow 10% or more from the approximately 1.14 billion units Nokia estimated for 2007. Nokia also continues to expect industry mobile device volumes in the third quarter 2008 to be up sequentially.

Nokia’s current estimate that its mobile device market share in the third quarter 2008 will be lower than previously expected is due to multiple factors. These factors include Nokia’s tactical decision to not meet certain aggressive pricing of some competitors, the overall market competition, including the entry markets, and the temporary impact of a slower ramp-up of a mid-range Nokia device. Nokia’s strategy is to take market share only when the company believes it to be sustainably profitable in the longer term. Nokia has not broadly participated in the recent aggressive pricing activity – as it believes that the negative impact to profitability would outweigh any short term incremental benefits to device unit sales.

We expect the product launches and start of shipments to be on track during the remainder of the third quarter and the fourth quarter 2008. Driven by its new products and services, Nokia continues to believe its product portfolio will be very attractive for the rest of the year.

Nokia will report its third quarter 2008 results on October 16, 2008.

Nokia will be hosting a conference call at 13:30 UK time (8:30 EST). The dial-in number for media (listen only – the question and answer session will be limited to financial analysts and investors only) is +1-706-634-5012. Conference ID: 63476957.

The dial-in number for financial analysts and investors is US: +1-888-636-1561 Conference ID: 63476957. UK: +44-1452-560-299. Conference ID: 63484035.

 A replay of the call will be available soon after the call completion. The replay number is US: +1-800-642-1687 or +1-706-645-9291. Conference ID: 63476957.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product, service and solutions portfolio; 2) the extent of the growth of the mobile communications industry and general economic conditions globally; 3) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 4) our ability to successfully manage costs; 5) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 6) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 7) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 8) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 9) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 10) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 11) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 12) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 13) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 14) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 15) inventory management risks resulting from shifts in market demand; 16) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 23) the management of our customer financing exposure; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 25) unfavorable outcome of litigations; 26) our ability to recruit, retain and develop appropriately skilled employees; 27) the impact of changes in government policies, laws or regulations; and 28) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki – September 5, 2008

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2008		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel